FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of August 2006

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached hereto is Registrant’s press release dated August 7, 2006 announcing that Registrant has entered into an agreement to supply Optus, one of Australia’s leading integrated telecommunications companies, with additional SkyEdge hub infrastructure and several thousand VSATs.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) By: /s/ Rachel Prishkolnik —————————————— Rachel Prishkolnik Corporate Secretary

Dated: August 7, 2006

Optus expands its Gilat SkyEdge broadband satellite network to thousands of new sites across rural and remote Australia and New Zealand

Network expansion will serve corporate users and consumer broadband services throughout Australia

Petah Tikva, Israel, August 7, 2006 – Gilat Satellite Networks Ltd. (Nasdaq: GILT) today announced an agreement to supply Optus, one of Australia’s leading integrated telecommunications companies, with additional SkyEdge hub infrastructure and several thousand VSATs. The network will deliver broadband services to sites across rural and remote Australia and New Zealand.

Optus’ expansion of its SkyEdge network supports stage one of the Australian government’s Rural Broadband Subsidy under the Broadband Connect program, the successful per customer subsidy program for the deployment of rural broadband services, formerly known as the High Bandwidth Incentive Scheme (HiBIS).

Since 2004, Optus has deployed Gilat VSAT equipment, including several hubs and over 12,000 VSATs to serve corporate, government and residential customers.

Today’s announcement will see Optus carry one of the largest SkyEdge networks worldwide. The network expansion will provide customers throughout Australia with a wide range of broadband communications services, including distance learning, business continuity services and broadband internet access with speeds comparable to metropolitan areas.

Paul Sheridan, Acting Head of Optus Satellite said, “SkyEdge enables Optus to meet the demand from consumers in rural and regional Australia with advanced satellite communications technology, consistent with stage one of the Australian Government Broadband Connect program. Optus is committed to delivering high quality services and a wide range of applications to our customers.”

Sheridan added, “Optus satellite services will play a key role in delivering scalable and sustainable broadband satellite services across the country. We are the only satellite operator in Australia that can provide a fully owned and managed network service.”

Erez Antebi, CEO of Gilat Network Systems (GNS), a business unit of Gilat Satellite Networks, said “Nearly two years ago, Optus became the first Gilat customer to begin upgrading its VSAT network to the SkyEdge platform. This new agreement reflects Optus’ success with SkyEdge and with our dedicated customer support in the region. Through the products’ versatility, we are able to address the diverse requirements of the market. We are proud to support Optus.”

Gilat’s SkyEdge is a comprehensive satellite communications platform that delivers high-end voice, data and video services over a single, powerful system. It represents Gilat’s deep knowledge base and field-proven product offering, acquired through nearly two decades of experience. SkyEdge’s flexible architecture and efficient space segment utilization make it an ideal platform for operators and service providers.

About Optus

Optus is an Australian leader in integrated communications – serving more than six million customers each day. The company provides a broad range of communications services including mobile, national and long distance services, local telephony, international telephony, business network services, internet and satellite services and subscription television.

Optus is both a retailer and wholesaler of Broadband services via Satellite under stage one of the Broadband Connect program, formerly known as the Higher Bandwidth Incentive Scheme (HiBIS). Optus provides broadband services via its retail and wholesale channels to over 13,000 customers in rural and remote Australia. Further information about the services Optus offers and customer eligibility is available at www.optus.com.au/hibis

About Gilat Satellite Networks Ltd.

Gilat Satellite Networks Ltd. (Nasdaq: GILT) is a leading provider of products and services for satellite-based communications networks. The Company operates under three business units: (i) Gilat Network Systems (“GNS”), which is a provider of network systems and associated professional services to service providers and operators worldwide; (ii) Spacenet Inc., which provides managed services in North America for businesses and governments through its Connexstar service brand and for consumers through its StarBand service brand; (iii) Spacenet Rural Communications, which offers rural telephony and Internet access solutions to remote areas primarily in Latin America.

Gilat was founded in 1987 and has shipped over 600,000 Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents. Gilat’s headquarters is located in Petah Tikva, Israel. The Company has 14 local offices and three service facilities worldwide. Gilat markets the SkyEdge ™ Product Family which includes the SkyEdge™ Pro, SkyEdge™ IP, SkyEdge™ Call, SkyEdge™ DVB-RCS and SkyEdge™ Gateway. In addition, the Company markets numerous other legacy products.

Visit Gilat at www.gilat.com.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Gilat Media Contact:
Shira Gafni, Director of Corporate Marketing
Tel. + 972-3-925-2406; shirag@gilat.com

Optus Corporate Affairs
Simone Bergholcs
Tel +61 2 9342 7846